Exhibit 97
MEDIACO HOLDING, INC.
COMPENSATION RECOUPMENT POLICY
The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of MediaCo Holding Inc. (the “Company”) has adopted this Compensation Recoupment Policy (this “Policy”) in order to implement a mandatory clawback policy in the event of a Restatement in compliance with the Applicable Rules (each, as defined below), as well as to provide the Committee with discretion to recoup certain compensation in certain additional circumstances involving misconduct, as set forth in Section VII of this Policy.
I.Defined Terms
a.“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, Nasdaq Listing Rule 5608, and any other applicable national stock exchange rules that the Company is or may become subject to.
b.“Clawback Compensation” means Incentive-Based Compensation or any other recovered compensation, in each case as determined to be subject to repayment pursuant to this Policy.
c.“Clawback Event” means either (i)] a required recoupment of Incentive-Based Compensation in the event of a Restatement or (ii) a discretionary recoupment of Clawback Compensation pursuant to Section VII of this Policy.
d.“Covered Officer” means any person currently or formerly designated by the Board as an “officer” for purposes of Section 16 of the Exchange Act and the related promulgated rules, or as otherwise determined by the Board in accordance with the definition of executive officer as set forth in the Applicable Rules.
e.“Discretionary Recovery Event” – a “Discretionary Recovery Event” occurs if (a) the Company is required to prepare a Restatement or (b) the Committee determines that a Covered Officer has engaged in Misconduct.
f.“Effective Date” means October 2, 2023.
g.“Equity Award” means any equity or equity-based award granted to a Covered Officer, regardless of whether such award is subject to time-vesting or performance-vesting conditions.
h.“Exchange Act” means the Securities Exchange Act of 1934, as amended.
i.“Financial Reporting Measures” mean (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.

j.“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.
k.“Misconduct” means, with respect to a Covered Officer: (i) the commission of any felony, willful misconduct, or breach of a fiduciary duty, in each case, in connection with such Covered Officer’s services to the Company; or (ii) the commission of an act of fraud, embezzlement, or misappropriation with respect to the Company.
l.“Nasdaq” means The Nasdaq Stock Market LLC.
m.“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
n.“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
o.“Regulators” means, as applicable, the SEC and Nasdaq.
p.“Restatement” means an accounting restatement of the Company’s financial statements that the Company is required to prepare due to the Company’s material noncompliance with any financial reporting requirement under applicable U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements, or (ii) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
q.“SEC” means the U.S. Securities and Exchange Commission.
II.Administration
This Policy shall be administered by the Committee, which shall make all determinations with respect to this Policy, provided that (a) this Policy shall be interpreted in a manner consistent with the requirements of the Applicable Rules and (b) Section VII of this Policy shall be interpreted in the Committee’s sole discretion, which may or may not conform with the Applicable Rules.
Notwithstanding the foregoing, the Board may assume any or all powers and authority of the Committee with respect to the administration of Section VII of this Policy, in which case references to the Committee shall be deemed to include the Board, as applicable.

III.Recovery on a Restatement
In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover the amount, as calculated pursuant to this Section III, of any erroneously awarded Incentive-Based Compensation that is Received by a Covered Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the amount of Incentive-Based Compensation that is Received by the Covered Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the amount of Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Covered Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Covered Officer.
Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to Nasdaq.
IV.Coverage and Application
This Policy covers all persons who are Covered Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received. Incentive-Based Compensation shall not be recovered under this Policy to the extent it is Received by any person before the date the person served as a Covered Officer. Subsequent changes in a Covered Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right or obligation to recover compensation pursuant to this Policy.
For the avoidance of doubt, and subject to Section VII hereof, this Policy shall apply to Incentive-Based Compensation that is Received by any Covered Officer on or after the Effective Date that resulted from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date.
V.Exceptions to Policy
No recovery of Incentive-Based Compensation shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:
a.the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempt(s) to recover, and (iii) provide this documentation to Nasdaq;
b.recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (ii) provide a copy of such opinion to Nasdaq; or
c.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.
VI.Public Disclosure
The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules and any other requirements applicable to the Company, including any disclosures required in connection with SEC filings.
VII.Discretionary Recovery
Notwithstanding any other provision for mandatory recovery by the Company of Incentive-Based Compensation described elsewhere in this Policy, the Committee reserves discretion to require repayment or forfeiture of Clawback Compensation from a Covered Officer if a Discretionary Recovery Event has occurred. In any such case, and to the extent such compensation is not otherwise subject to recovery under this Policy, the Committee may, in its discretion and to the extent it deems appropriate, require the repayment or forfeiture of any Incentive-Based Compensation or all or any portion of the following compensation:
a.any Equity Award that is granted, paid, or vests during the fiscal year in which the Committee determines that such Discretionary Recovery Event occurred or the three preceding fiscal years (and, in the event that the Covered Officer has sold the shares issued pursuant to such equity award, repayment of any gains with respect to such sale); or
b.any discretionary bonus or cash incentive compensation payment or award that is granted, paid, or vests during the fiscal year in which the Committee determines that such Discretionary Recovery Event occurred or the three preceding fiscal years.
The amount of compensation repaid or forfeited shall be determined by the Committee, in its discretion, taking into account the magnitude and circumstances surrounding the Discretionary Recovery Event.
VIII.Methods of Recovery
In the event of a Clawback Event, subject to applicable law, the Committee may take any such actions as it deems necessary or appropriate to recover Clawback Compensation. These actions may include, without limitation:
a.the cancellation of any Clawback Compensation in the form of vested or unvested equity or equity-based awards that have not been distributed or otherwise settled prior to the date of determination;

b.the recovery of any Clawback Compensation that was previously paid to the Covered Officer;
c.the recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any Clawback Compensation in the form of equity or equity-based awards;
d.the offset, withholding, or elimination of any compensation that could be paid or awarded to the Covered Officer after the date of determination;
e.the recoupment of any amount in respect of Clawback Compensation contributed to a plan that takes into account Clawback Compensation (excluding certain tax-qualified plans, but including long-term disability, life insurance, and supplemental executive retirement plans) and any earnings accrued to date on that notional amount; and
f.the taking of any other remedial and recovery action permitted by law, as determined by the Committee.
In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the Covered Officer’s obligations to the Company as the Committee deems appropriate.
IX.No Indemnification
The Company shall not indemnify any current or former Covered Officer against the loss of erroneously awarded compensation, and shall not pay or reimburse any Covered Officer for premiums incurred or paid for any insurance policy to fund such Covered Officer’s potential recovery obligations.
X.No Substitution of Rights; Non-Exhaustive Rights
Any right of recoupment under this Policy is in addition to, and not in lieu of, (a) any other remedies or rights of recoupment that may be available to the Company pursuant to any incentive plan of the Company or any of its subsidiaries or affiliates or the terms of any similar policy or provision in any employment agreement, compensation agreement or arrangement, or similar agreement or (b) any other legal remedies available to the Company.
In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate, and in the Company’s best interest in connection with a Clawback Event, including termination of a Covered Officer’s employment and initiation of legal action against a Covered Officer, and nothing in this Policy limits the Company’s rights to take any such action or other appropriate actions.
XI.Amendment
The Committee, in its discretion, or the Board, in its discretion upon the recommendation of the Committee, may amend this Policy at any time for any reason, subject to any limitations under the Applicable Rules.

XII.Effective Date
This Policy shall be effective as of the Effective Date. For the avoidance of doubt, the terms of this Policy shall apply to any Incentive-Based Compensation Received by any Covered Officer on or after the Effective Date, even if such compensation was approved, awarded, granted, or paid to such Covered Officer prior to the Effective Date. Without limiting the generality of Section VIII hereof, and subject to applicable law, the Committee may effect recovery under this Policy from any amount of compensation approved, awarded, granted, payable, or paid to any Covered Officer prior to, on, or after the Effective Date.

Compensation Recoupment Policy Acknowledgement

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Compensation Recoupment Policy (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Policy”) of MediaCo Holding Inc. (the “Company”). I further acknowledge that any right of recoupment under the Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement, equity incentive plan, cash incentive plan or similar agreement, plan, or policy and any other legal remedies available to the Company. In the event it is determined by the Company’s Board of Directors or its designee that any amounts granted, awarded, earned, or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

                            By:
                                [Name]
                                [Title]

                            Date: